

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

John Turner
Chief Financial Officer
Atlas Energy Solutions Inc.
5918 W. Courtyard Drive, Suite 500
Austin, TX 78730

> **Re: Atlas Energy Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 9, 2023**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 16, 2023**
> **File No. 333-269488**

Dear John Turner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 9, 2023

General

1. Please revise your prospectus to include a risk factor disclosing that your Amended and Restated Certificate of Incorporation waives the corporate opportunities doctrine and address any potential conflicts of interest.

2.   We note the disclosure on pages 74 and 196 of your prospectus regarding your forum selection provision does not appear to be consistent with the scope of the provision included in Section 13.1 of your Amended and Restated Certificate of Incorporation. Please revise or advise.

Amendment No. 2 to Registration Statement on Form S-1 filed February 16, 2023

Risk Factors
Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price..., page 70

3.   We remind you of comment 13 to our comment letter dated March 11, 2022. Please revise your risk factor to include disclosure of the amount of shares of Class A common stock which will be subject to the Registration Rights Agreement.

Executive Compensation, page 176

4.   We note your response to prior comment two and reissue it. We note you disclose that, in connection with this offering, the Class P Units will continue to be held by your named executive officers and such officers will receive, in exchange for their Class P Units, substantially equivalent securities in one of your affiliates that will remain outstanding following the consummation and until such time that such securities are converted into the right to receive, and exchanged for, shares of your common stock upon the satisfaction of certain conditions. We further note that each Class P Unit is granted with a specific hurdle amount, or distribution threshold, and will only provide value to the holder based upon your growth above that hurdle amount. Please revise your filing to disclose and clarify the material terms of the outstanding Class P Units and clarify who will be responsible for payments made in connection with the incentive units subsequent to the transactions contemplated in this prospectus. Refer to Item 402(o) of Regulation S-K. For example, please disclose the specified hurdle amounts that govern distributions for the units or tell us why you do not believe such information is material. In addition, please file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner